February 19, 2009

Joseph V. Del Raso, Esq.
Pepper Hamilton LLP
3000 Two Logan Square
Eighteenth and Arch Streets
Philadelphia, PA 19103-2799

Re: Rivus Bond Fund (File Nos. 333-156953 and 811-02201)

Dear Mr. Del Raso:

We have reviewed the registration statement on Form N-2 for the Rivus Bond Fund ("Fund"), which was filed on January 26, 2009. The registration statement was filed to register additional shares to be issued in a rights offering under the Securities Act of 1933 ("1933 Act"). We have used captions from the registration statement above our comments to indicate the sections of the registration statement to which the comments relate. However, you should consider a comment made with respect to one section applicable to similar disclosure elsewhere in the registration statement. We have the following comments.

Prospectus

Front Cover

1. The defined term, "Subscription Price," is used in the first paragraph, but is not defined until the second paragraph. Please define the term where it is first used.

2. Please include in the bolded third paragraph, which begins "Shareholders who choose to exercise their Rights…," the statement from the section "Subscription Price Risk," on page 35, that "the Subscription Price could be more than the market price of the Fund's Shares on the Pricing Date."

3. Please do not bold the legend required by Rule 481(b)(1) under the 1933 Act.

4. Please delete the word "estimated" from the pricing table. See Item 1.1.g of Form N-2.

Prospectus Summary

1. Because this is a transferable rights offering by a closed-end investment company at a price which may be below current net asset value, please provide us with a representation that the directors have made a good faith determination that the offering would result in a net benefit to the Fund's existing shareholders. (See "Investment Company Act Release No. 9932," September 15, 1977.) Please also provide us with a representation that the offering meets the three guidelines for such offerings set out in the "Response of the Office of Chief Counsel, Division of Investment Management, to the Association of Publicly Traded Investment Funds," August 2, 1985 (Ref. No. 85-299-CC).

2. The disclosure states that shareholders may purchase additional Shares "without incurring any commission or other transaction charges."   The pricing table, however, indicates that subscribing shareholders will pay a sales load. Please conform the disclosure.

3. Is "trading activity" a principal investment strategy? If so, please include in the summary disclosure about the risks of short-term trading (e.g., higher transaction costs and higher levels of short-term capital gains.)

4. In the subsection "Method for Exercising Rights," on page 8, please indicate how long the Subscription Agent may hold amounts realized from the sale of rights before disbursement to shareholders.

5. In the subsection "Information Regarding the Fund," on page 10, please update the figures for "Shares outstanding," "average weekly trading volume," and "aggregate net assets."

6. In the subsection "Discount From NAV," on page 10, please add disclosure that, as indicated on page 15, Fund shares have traded at discounts of as much as "38.855%" in the past.

7. The subsection "Fixed Income Investment Risk," on page 11, states that "interest rate changes have a greater effect on the price of fixed income securities that have longer durations." Please provide a citation to the discussion of the Fund's portfolio duration on page 28, discuss, where appropriate the concept of duration, and provide, where appropriate, an example of the effects of changes in interest rates on a portfolio of a given duration.

8. The subsection "Below Investment Grade Securities Risk," on page 11, describes an "economic downturn" in hypothetical terms. Please revise the disclosure, in this section and elsewhere, to make clear that the risks of an economic downturn are being realized currently.

Fee Table, page 12

1. Please include the amounts of all of the fees listed in the table.

2. Please delete the parenthetical phrase "include if applicable" from the subcaption "Acquired Funds Fees and Expenses." The section "Other Investment Companies Risk," on page 39, states that "the Fund may invest up to 10% of its assets in securities of other open- or closed-end investment companies, including exchange traded funds or 'ETFs'." Based on this statement, it appears that the Fund will incur an amount of acquired funds fees required to be reported as a subcaption, rather than a footnote, to the fee table. Please disclose this amount. See Instruction 10 to Item 3.1of Form N-2.

3. The section, "Short-Term Trading," on page 29, states that "the Fund may borrow money for the purpose of purchasing securities." Please include in the fee table an estimate of the interest to be paid on amounts, if any, borrowed to leverage investments or explain to us why such disclosure is not required. See Instruction 8 to Item 3.1of Form N-2.

Purpose of the Offering, page 17

Did the Board consider the possible dilution of the interests of the Fund's existing shareholders and the increase in the Adviser's compensation resulting from the offering? If so, please discuss the Board's conclusions.

Benefit to the Adviser, page 27

The disclosure states: "The Fund may, in the future and at its discretion, choose to make additional rights offerings from time to time for a number of Shares and on terms which may or may not be similar to the Offering." Please disclose whether the Fund currently intends to make additional rights offerings. Does the Fund currently intend to issue preferred shares?

Short-Term Trading, page 29

Please disclose the extent to which the Fund intends to engage in short-term trading. Please disclose whether there are any limits on the Fund's ability to engage in short-term trading.

Portfolio Turnover Rate, page 31

1. Please discuss the transaction and tax costs that result from high portfolio turnover. Please make clear, if it is the case, that the Fund's future rates of portfolio turnover may be significantly higher than its past rates because of the Fund's intention to engage in short-term trading. The section "Portfolio Maturity and Turnover," on page B-13, states that "the Fund's portfolio turnover rate may exceed 100%. If so, please include this information in the summary risk disclosure.

Mortgage-Related and Other Asset-Backed Securities Risk, page 36

Please disclose the extent to which the Fund intends to invest in "CDOs." Please disclose whether or not there is a limit on such investments.

CMO Residuals, page B-7

Please disclose the extent to which the Fund intends to invest in "CMO residuals." Is there a limit on these investments?

General

Please state in your response letter whether the FINRA has reviewed the terms and arrangements of the offering.

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We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the Fund and its management are in possession of all facts relating to the disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, please furnish a letter acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Fund of its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- The Fund may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Investment Management in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

*   *   *

You should respond to this letter in the form of a pre-effective amendment filed under Rule 472 of the Securities Act of 1933. Please provide written responses to all comments. Where no changes will be made in response to a comment, please so state in your letter and also state the basis for your position. We may have further comments after reviewing your responses.

If you have any questions about these comments, please call me at 202-551-6943 or e-mail me at o'connorj@sec.gov.

Very truly,

James E. O'Connor
Attorney/Advisor